Exhibit 1

N E W S   R E L E A S E

TALISMAN ANNOUNCES TEST RATE OF

19 MILLION CUBIC FEET PER DAY

FROM APPALACHIA GAS WELL

CALGARY, Alberta – November 1, 2004 – Fortuna Energy Inc., a wholly owned subsidiary of Talisman Energy Inc., recently completed the Soderblom HZ #1 natural gas well in the Appalachian Basin of New York State.  The well was drilled vertically and then steered horizontally to a total measured depth of 12,050 feet across a newly identified graben structure within the upper Black River Formation.

The well flowed on test at rates in excess of 19 mmcf/d, limited by surface equipment, with a flowing pressure of 2300 psi.  Based on initial flow results, the Soderblom well could be equivalent to the Reed HZ #1 well, which was brought on stream in the spring 2004 at a rate of 34 mmcf/d and has produced 5.3 bcf to date. The pressure measured on the well test indicates a new pool has been penetrated by the Soderblom well.

The well is expected to be on stream in January 2005 at a reduced rate.  Tie-in work is underway, along with additional pipeline and facilities work, which will allow maximum flow rates for this well and subsequent development wells.  Full production rates are anticipated towards the end of the first quarter of 2005.

Fortuna Energy Inc. has an active exploration and development program in 2004, with plans to drill or participate in a total of 17 horizontal Black River wells and five vertical wells.  Fortuna Energy Inc. expects to spend US$100 million in 2004.  Fortuna is currently producing 110 mmcf/d.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

30-04

Forward-looking Statements

This news release contains estimates of future production and business plans for drilling, that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman Energy Inc. (the “Company”) and described in the forward-looking statements.  These risks include the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks. Relevant risks also include, but are not limited to general economic conditions; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings "Management's Discussion and Analysis – Liquidity and Capital Resources", “- Risks and Uncertainties” and “- Outlook for 2004” as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Readers

Throughout this news release, the Company makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.